AM 3/18/2002

JC315



02007247

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-52033 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

GRYPHON FINANCIAL SERVICES CORP.

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gryphon Financial Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 Fifth Avenue, Suite 5B
(No. and Street)

New York (City) New York (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Younis Zubcheich 212-631-0419
(Area Code — Telephone No.)

### B. ACCOUNTANT IDENTIFICATION



INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS & COMPANY, L.L.C.
(Name — if individual, state last, first, middle name)

High Ridge Commons, Ste 400-403, 200 Haddonfield-Berlin RD, Gibbsboro, NJ 08026
(Address) (City) (State) (Zip Code)


RECEIVED
FEB 28 2002
368

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 3/18/2002

# OATH OR AFFIRMATION

I, Younis Zubcheich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRYPHON FINANCIAL SERVICES CORP., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

2-27-02

Title

Notary Public

CHUAN WANG
Notary Public, State of New York
No. 01WA6002716
Qualified in Suffolk County
Commission Expires Feb. 17, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GRYPHON FINANCIAL SECURITIES CORP.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2001

# GRYPHON FINANCIAL SECURITIES CORP.
# FINANCIAL STATEMENTS
# DECEMBER 31, 2001

## CONTENTS

**BAGELL, JOSEPHS & COMPANY, L.L.C.**
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

# INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Gryphon Financial Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Gryphon Financial Securities Corp. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gryphon Financial Securities Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*BAGELL, JOSEPHS & COMPANY, L.L.C.*
**BAGELL, JOSEPHS & COMPANY, L.L.C.**
Certified Public Accountants
Gibbsboro, New Jersey

February 26, 2002

# GRYPHON FINANCIAL SECURITIES CORP.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash in banks | $ | 6,989 |
| Receivable from clearing broker | | 5,350 |
| Loan receivable | | 1,000 |
| Investment | | 600 |
| **TOTAL ASSETS** | $ | 13,939 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, $.01 par value - 100,000 shares authorized; $10,000 shares issued and outstanding | $ | 100 |
| Additional paid-in capital | | 11,400 |
| Retained earnings | | 2,439 |
| **Total stockholder's equity** | | 13,939 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 13,939 |

See accompanying summary of accounting poliices and notes to financial statements

# GRYPHON FINANCIAL SECURITIES CORP.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| **REVENUE** | |
| Investment advisory income | $ 82,300 |
| Interest income | 158 |
| **TOTAL REVENUES** | 82,458 |
| | |
| **EXPENSES** | |
| Management fees | 3,900 |
| Registration and licensing | 1,800 |
| Office expenses | 601 |
| **TOTAL EXPENSES** | 6,301 |
| **NET INCOME** | $ 76,157 |

See accompanying summary of accounting policies and notes to financial statements

# GRYPH[illegible]N FINANCIAL SECUR[illegible]IES CO[illegible]
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock Shares | $.01 Par Value Amount | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| **BALANCE - January 1, 2001** | 10,000 | $ 100 | $ 11,400 | $ 7,332 | $ 18,832 |
| Contributions | | - | - | - | - |
| Net Income | | - | - | 76,157 | 76,157 |
| Dividend | | - | - | (81,050) | (81,050) |
| **BALANCE - December 31, 2001** | 10,000 | $ 100 | $ 11,400 | $ 2,439 | $ 13,939 |

See accompanying summary of accounting policies and notes to financial statements

# GRYPHON FINANCIAL SECURITIES CORP.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| **[CA]SH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 76,157 |
| **Adjustments to reconcile net income to net cash provided by operating activities** | |
| Receivable from clearing broker | (157) |
| Loan receivable | (1,000) |
| **Total Adjustments** | (1,157) |
| **Net cash provided by operating activities** | 75,000 |
| **[C]ASH FLOWS FROM FINANCING ACTIVITIES** | |
| Dividend | (81,050) |
| **Net cash used in financing activities** | (81,050) |
| **[N]ET DECREASE IN CASH AND CASH EQUIVALENTS** | (6,050) |
| **CASH AND CASH EQUIVALENTS -Beginning of year** | 13,039 |
| **[C]ASH AND CASH EQUIVALENTS - End of year** | $ 6,989 |

See accompanying summary of accounting policies and notes to financial statements

# GRYPHON FINANCIAL SECURITIES CORP.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2001

NOTE 1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**BUSINESS**

Gryphon Financial Securities Corp. ("Company") a Delaware corporation, licensed to do business in the State of New York, is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing agent ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exceptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii), and ("SEC") Rule 15c3-3(k)(2)(i), the Customer Protection rule.

**SECURITIES TRANSACTIONS**

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

**INCOME TAXES**

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial reporting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

# GRYPHON FINANCIAL SECURITIES CORP.
## NOTES TO FINANCIAL STATEMENTS (CONTINUED)
## DECEMBER 31, 2001

NOTE 1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**CASH & CASH EQUIVALENTS**

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions which are insured by the Federal Deposit Insurance Corporation or SPIC up to $100,000.

**USE OF ESTIMATES**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**COST SHARING ARRANGEMENT**

The Company's shareholder York Avenue Holding Corp. ("York"), and the Company have agreed to have York pay for a majority of the operating expenses of the Company.

**INVESTMENT ADVISORY INCOME**

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contracts.

# GRYPHON FINANCIAL SECURITES CORP.
## NOTES TO FINANCIAL STATEMENTS (CONTINUED)
## DECEMBER 31, 2001

### NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, the Company agrees that the broker will have a lien upon and security interest in all of the Company's property including, but not limited to, securities, contracts, commercial paper monies, and any after acquired properties held by the broker in the Company's investment or commission accounts or security for the repayment of the Company's liabilities and obligations to the broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The company has restricted $5,000 of its cash per the clearing agreement with Western Securities Clearing Corp.

### NOTE 3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital requirements. As of December 31, 2001 the Company has regulatory net capital of approximately $13,939 and a minimum regulatory net capital requirement of $5,000.

Under the provision of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the Customer Protection Rule.

### NOTE 4. INCOME TAXES

The Company is a 100% wholly owned subsidiary of York Avenue Holding Corp. The income will be reported in a consolidated corporate income tax return. Thus, there is no provision for income taxes made.

### NOTE 5. DUE FROM BROKER

Accounts receivable from the clearing organization represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2001 the balance due from the clearing organization was $5,350.

### NOTE 6. LOANS RECEIVABLE

The Company has loaned a related company $1,000 as of December 31, 2001. The receivable has no specific payment terms and is non-interest being.

# SUPPLEMENTAL INFORMATION

**GRYPHON FINANCIAL SECURITES CORP.**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**AND STATEMENT PURSUANT TO RULE 17a5(d)(4) OF THE**
**SECURITIES AND EXCHANGE COMMISISON**
**FOR THE YEAR ENDED DECEMBER 31, 2001**

**Computation of Net Capital Pursuant to Rule 15c3-1**

| | |
|---|---|
| **Computation of Net Capital** | |
| Total stockholder's equity from statement of financial condition | $ 13,939 |
| Less: Nonallowable assets | - |
| **NET CAPITAL** | $ 13,939 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum dollar per capital requirements of reporting broker/dealer | $ 5,000 |
| Minimum net capital requirements of reporting broker/dealer | $ 5,000 |
| **EXCESS NET CAPITAL** | $ 8,939 |

**Statement Pursuant to Rule 17a-5(d)(4)**

A reconciliation with Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

**BAGELL, JOSEPHS & COMPANY, L.L.C.**
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

## REPORT ON INTERNAL CONTROL

Board of Directors
Gryphon Financial Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Gryphon Financial Securities Corp. for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we were not aware of any matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

*BAGELL, JOSEPHS & COMPANY, L.L.C*
**BAGELL, JOSEPHS & COMPANY, L.L.C.**
Certified Public Accountants
Gibbsboro, New Jersey

February 26, 2002